Company Press Release
SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS SECOND QUARTER RESULTS

MIGDAL HA'EMEK, Israel, August 12 , 2003 - ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports second quarter revenues and earnings.

Revenues for the second quarter were $2,097,000, compared to $1,988,000 recorded in the second quarter a year ago. Net income for the second quarter of 2003 was $164,000, compared to $2,000 for the second quarter last year. Revenues for the first six months period ended June 30, 2003 were $4,080,000, compared to $4,257,000 in the same period a year ago. Net income for the first six months ended June 30, 2003 was $231,000, compared to $36,000 recorded in the same period a year ago.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:        ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

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2003, Q2 CONSOLIDATED STATEMENTS OF OPERATIONS            SIX MONTHS ENDED         THREE MONTHS ENDED       YEAR ENDED
                                                              JUNE 30,                   JUNE 30,           DECEMBER 31,
                                                              --------                   --------           ------------
                                                         2003          2002          2003          2002          2002
                                                         ----          ----          ----          ----          ----
                                                                                CONSOLIDATED
                                                                          -------------------------
                                                                          U.S. DOLLARS IN THOUSANDS
                                                                          -------------------------
Revenues                                                 4,080         4,257         2,097         1,988         7,907
COST OF REVENUES                                         1,974         2,013         1,001           980         3,579
WRITE OFF - INVENTORY                                        -             -             -             -           466
                                                        ------        ------        ------        ------        ------
GROSS PROFIT                                             2,106         2,244         1,096         1,008         3,862
                                                        ------        ------        ------        ------        ------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                             689           932           350           366         1,664
LESS-GRANTS RECEIVED                                      (220)         (216)          (91)         (105)         (459)
                                                        ------        ------        ------        ------        ------
NET RESEARCH AND DEVELOPMENT COSTS                         469           716           259           261         1,205


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET        1,348         1,458           701           718         3,011
                                                        ------        ------        ------        ------        ------
TOTAL OPERATING COSTS                                    1,817         2,174           960           979         4,216
                                                        ------        ------        ------        ------        ------

OPERATING INCOME (LOSS)                                    289            70           136            29          (354)
FINANCING INCOME (EXPENSES), NET                            (8)         (115)           28           (44)         (154)
OTHER INCOME (EXPENSES), NET                                (2)            3            (2)            5             4
                                                        ------        ------        ------        ------        ------
INCOME (LOSS) BEFORE TAXES ON INCOME                       279           (42)          162           (10)         (504)
TAXES ON INCOME (EXPENSE), NET                             (48)           78             2            12           303
                                                        ------        ------        ------        ------        ------

NET INCOME (LOSS)                                          231            36           164             2          (201)
                                                        ======        ======        ======        ======        ======

EARNINGS (LOSS) PER ORDINARY SHARE, BASIC - IN
   U.S. DOLLARS                                           0.08          0.01          0.06          0.00         (0.07)
                                                        ======        ======        ======        ======        ======

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  OUTSTANDING BASIC - IN THOUSANDS                       2,795         2,835         2,795         2,835         2,795
                                                        ======        ======        ======        ======        ======
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2003, Q2 CONSOLIDATED BALANCE SHEETS                               JUNE 30,              DECEMBER 31,
                                                              2003           2002           2002
                                                              ----           ----           ----
                                                                         CONSOLIDATED
                                                                  -------------------------
                                                                  U.S. DOLLARS IN THOUSANDS
                                                                  -------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     1,365          1,423          1,548
Short-term bank deposits                                      1,024          1,010          1,096
Accounts receivable:
Trade                                                         1,859          1,486          1,439
Other                                                           518            654            437
Inventories                                                   2,160          2,918          2,276
                                                            -------        -------        -------
TOTAL CURRENT ASSETS                                          6,926          7,491          6,796
                                                            -------        -------        -------

LONG-TERM ASSETS
Deferred income taxes                                           257            173            279
Investment in Held Company                                    1,218          1,218          1,218
Long-term balances                                               22             31             23
                                                            -------        -------        -------
                                                              1,497          1,422          1,520
                                                            -------        -------        -------

PROPERTY AND EQUIPMENT
Cost                                                          3,341          3,450          3,347
Less - accumulated depreciation                               1,987          1,623          1,782
                                                            -------        -------        -------
                                                              1,354          1,827          1,565
                                                            -------        -------        -------
OTHER ASSETS

Non-compete agreements                                            -             38              -
                                                            -------        -------        -------


                                                              9,777         10,778          9,881
                                                            =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                         1,260          1,120          1,266
Accounts payable and accruals:
Trade                                                           816            619            612
Other                                                           918            870            761
                                                            -------        -------        -------
TOTAL CURRENT LIABILITIES                                     2,994          2,609          2,639
                                                            -------        -------        -------
LONG-TERM LIABILITIES
Long-term loans, net of current maturities                      722          1,967          1,348
Accrued severance pay, net                                      195            330            259
                                                            -------        -------        -------
TOTAL LONG-TERM LIABILITIES                                     917          2,297          1,607
                                                            -------        -------        -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 June 30, 2003 and 2002 - 2,795,201
 Dec 31, 2002 - 2,795,201)                                        9              9              9
Treasury stock (June 30, 2003 and 2002 - 24,801
 Dec 31, 2002 - 24,801)                                        (346)          (346)          (346)
Proceeds from issuance of stock options                           1              1              1
Share premium                                                 5,530          5,530          5,530
Capital reserve                                                  28             28             28
Retained earnings                                               644            650            413
                                                            -------        -------        -------
                                                              5,866          5,872          5,635
                                                            -------        -------        -------

                                                              9,777         10,778          9,881
                                                            =======        =======        =======
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